BlockFi Inc.

201 Montgomery Street, Suite 263

Jersey City, New Jersey 07302

April 13, 2022

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4546

Attn:	Eric Envall and Sandra Hunter Berkheimer

Re:	BlockFi Inc.

Application for Qualification of Indenture on

Form T-3 with respect to BlockFi Interest Accounts

File No. 022-29100

Dear Mr. Envall and Ms. Berkheimer:

We refer to the Application for Qualification of Indenture on Form T-3 with respect to the BlockFi Interest Accounts, filed on April 4, 2022 (File No. 022-29100) (the “Form T-3”), of BlockFi Inc. (the “Company”).

In accordance with Section 307(c) of the Trust Indenture Act of 1939, as amended, the Company hereby requests acceleration of the effective date of the Form T-3 to 4:00 p.m., Eastern Time, April 14, 2022, or as soon as possible thereafter, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, requests by telephone that such Form T-3 be declared effective.

It would be appreciated if, as soon as the Form T-3 is declared effective, you would so inform Robert E. Buckholz of Sullivan & Cromwell LLP at (212) 558-3876 or Mario Schollmeyer of Sullivan & Cromwell LLP at (212) 558-3287.

Very truly yours,

BlockFi Lending LLC

/s/ Jonathan Mayers
Name:	Jonathan Mayers
Title:	General Counsel, Secretary BlockFi Lending LLC

cc:	Robert E. Buckholz

C. Andrew Gerlach

Mario Schollmeyer

(Sullivan & Cromwell LLP)